FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, May 20, 2004, Series 2004-R5	333-112203

Name of Person Filing the Document
(If Other than the Registrant)

04028878

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 20, 2004

AMERIQUEST MORTGAGE
SECURITIES INC.

By: ____________________
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$ 343,500,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-R5

May 19, 2004

Ameriquest Mortgage Securities Inc.

AMERIQUEST®
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company and Town and Country Credit Corporation
(Originators)
Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

CREDIT SUISSE | FIRST BOSTON   Deutsche Bank   Banc of America Securities

AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R5

COMPUTATIONAL MATERIALS DISCLAIMER

By entering into a transaction with Credit Suisse First Boston LLC ("CSFB"), Deutsche Bank Securities Inc. ("DBSI") or Banc of America Securities LLC ("BOA"), you acknowledge that you have read and understood the following terms: each of CSFB, DBSI and BOA is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers as you deem necessary to assist you in making these determinations. You should also understand that each of CSFB, DBSI and BOA or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB, DBSI or BOA or their affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a Series Term Sheet describing the structure, collateral pool and certain aspects of the Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R5 (the "Certificates"). The attached Series Term Sheet has been prepared by CSFB, DBSI and BOA for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a Prospectus and Prospectus Supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

None of CSFB, DBSI, BOA or any of their respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

Please contact the CSFB Syndicate Desk at 212-325-8549 for additional information.

TERM SHEET DATED May 19, 2004

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-R5

$ 343,500,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F	Initial Credit Enhancement (%)
Offered Certificates									
A-1B	68,770,000	FLT/SENIOR	2.69/ 2.93	1-92 / 1-209	0	Actual/360	July 2034	AAA/Aaa/AAA	16.90%
A-2	76,200,000	FLT/SENIOR	1.00/ 1.00	1-24 / 1-24	0	Actual/360	July 2034	AAA/Aaa/AAA	16.90%
A-3	37,800,000	FLT/SENIOR	3.00/ 3.00	24-55 / 24-55	0	Actual/360	July 2034	AAA/Aaa/AAA	16.90%
A-4	29,230,000	FLT/SENIOR	6.62/ 7.80	55-92 / 55-209	0	Actual/360	July 2034	AAA/Aaa/AAA	16.90%
M-1	57,500,000	FLT/MEZZ	5.20/ 5.74	39-92 / 39-168	0	Actual/360	July 2034	AA/Aa2/AA	11.15%
M-2	47,500,000	FLT/MEZZ	5.16/ 5.63	38-92 / 38-151	0	Actual/360	July 2034	A/A2/A	6.40%
M-3	10,000,000	FLT/MEZZ	5.15/ 5.54	38-92 / 38-129	0	Actual/360	July 2034	A-/A3/A-	5.40%
M-5	9,000,000	FLT/MEZZ	5.14/ 5.35	37-92 / 37-112	0	Actual/360	July 2034	BBB/Baa2/BBB	3.25%
M-6	7,500,000	FLT/MEZZ	5.14/ 5.22	37-92 / 37-103	0	Actual/360	July 2034	BBB-/Baa3/BBB-	2.50%
Non-Offered									
A-1A	619,000,000	FLT/SENIOR		Not Offered	0	Actual/360	July 2034	AAA/Aaa/AAA	16.90%
M-4	12,500,000	FLT/MEZZ		Not Offered	0	Actual/360	July 2034	BBB+/Baa1/BBB+	4.15%
M-7	10,000,000	FLT/MEZZ		Not Offered	0	Actual/360	July 2034	BB+/Ba1/BB+	1.50%
CE	15,000,309	N/A		Not Offered	N/A	N/A		N/R	N/A
P	100	N/A		Not Offered	N/A	N/A		N/R	N/A
R	N/A	N/A		Not Offered	N/A	N/A		N/R	N/A

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Certificates will accrue interest at a rate not greater than the Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	*2% CPR growing to 20% CPR over 10 months*
Adjustable-Rate Mortgage Loans	27% CPR

Part I: Key Terms

Parties:

Depositor:	Ameriquest Mortgage Securities Inc.
Originators:	Ameriquest Mortgage Company and Town and Country Credit Corporation.
Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Mortgage Insurance Provider:	None
Certificate Insurer:	None
Co-Lead Underwriters:	Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and Banc of America Securities LLC
Co-Managers:	Goldman, Sachs & Co. and Citigroup Global Markets Inc.

Collateral

Mortgage Loans:

As of the Collateral Selection Date, 6,274 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,000,000,409. References to percentages or balances herein are with respect to the Collateral Selection Date Mortgage Loans and are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 5,671 Adjustable-Rate and Fixed-Rate Mortgage Loans as of the Collateral Selection Date, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $827,644,425 and with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Mortgage Loans: 603 Adjustable-Rate and Fixed-Rate Mortgage Loans as of the Collateral Selection Date, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $172,355,984 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Up to 10% of the Mortgage Loans identified on the Collateral Selection Date may be deleted and other Mortgage Loans will be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein, although the range of mortgage rates and maturities and certain other characteristics of the Mortgage Loans set forth in Part IV will vary.

Dates:

Cut-off Date:	The close of business on June 1, 2004.
Collateral Selection Date:	May 1, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in July 2004.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date. Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	The week of May 17, 2004.
Expected Closing Date:	On or about June 4, 2004.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R5.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Class A Certificates:	Class A-1A, Class A-1B, Class A-2, Class A-3 and Class A-4 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates.
Offered Certificates:	Class A Certificates (other than the Class A-1A Certificates) and Class M Certificates (other than the Class M-4 and Class M-7 Certificates).
Non-Offered Certificates:	Class A-1A, Class M-4, Class M-7, Class CE, Class P and Class R Certificates.
Retained Certificates:	Class CE, Class P and Class R Certificates.
Group I Certificates:	Class A-1A and Class A-1B Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2, Class A-3 and Class A-4 Certificates, which evidence interests in the Group II Mortgage Loans.

Other Terms:

Source for Calculation of One-Month LIBOR:	Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Class A and Class M-1 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum) and (b) the Trustee Fee Rate (0.0022% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMs Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Overcollateralization ("OC"). *Subordination.*
Initial Overcollateralization Target Percentage:	Approximately 1.50%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	16.90%	2x Initial CE%
M-1	11.15%	2x Initial CE%
M-2	6.40%	2x Initial CE%
M-3	5.40%	2x Initial CE%
M-4	4.15%	2x Initial CE%
M-5	3.25%	2x Initial CE%
M-6	2.50%	2x Initial CE%
M-7	1.50%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the Principal Remittance Amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates and the Non-Offered Certificates, after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the Principal Remittance Amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2, Class M-1 and with respect to any Realized Losses on the Group I Mortgage Loans, to the Class A-1B Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates (other than the Class A-1B Certificates) or the Class P Certificates. Investors in the Class A Certificates (other than the Class A-1B Certificates) or the Class P Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M and the Class A-1B Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M and the Class A-1B Certificates may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest a class of Certificates would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid first, from payments, if any, made under the related Interest Rate Corridor and second, from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Interest Rate Corridors: The following Certificates will have the benefit of an Interest Rate Corridor as specified below:

Class	Number of Months	Beginning Distribution Date
A-1B	28	August 2004
Group II Certificates	28	August 2004
M	28	August 2004

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group I Certificates will be allocated *pro rata*. Principal distributions on the Group II Certificates will be allocated sequentially.

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage and then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be 42.00%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
July 2007 through June 2008	[2.75%]
July 2008 through June 2009	[4.25%]
July 2009 through June 2010	[5.50%]
July 2010 and thereafter	[6.00%]

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest, excluding any accrued unpaid interest from prior Distribution Dates, to the Class M Certificates, sequentially.

To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class A-1B Certificates.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule For Class A-1B Certificates

Period	Class A-1B Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	68,770,000.00	N/A	N/A
2	66,938,415.89	6.31	8.12
3	65,124,361.59	6.31	8.12
4	63,326,565.17	6.53	8.12
5	61,543,896.07	6.31	8.12
6	59,775,401.85	6.53	8.12
7	58,020,310.68	6.31	8.12
8	56,278,032.76	6.30	8.12
9	54,548,160.59	7.02	8.12
10	52,831,432.69	6.30	8.12
11	51,157,941.62	6.53	8.12
12	49,526,591.73	6.30	8.12
13	47,936,315.32	6.52	8.12
14	46,386,071.86	6.30	8.12
15	44,874,847.34	6.30	8.12
16	43,401,653.58	6.52	8.12
17	41,965,527.55	6.30	8.12
18	40,565,530.76	6.52	8.12
19	39,200,748.62	6.30	8.12
20	37,870,289.81	6.30	8.12
21	36,573,285.71	7.01	8.12
22	35,308,889.79	6.30	8.12
23	34,076,276.76	6.52	8.12
24	32,874,643.90	7.76	8.12
25	31,704,282.57	8.03	8.12
26	30,563,299.30	7.75	8.12
27	29,450,951.92	7.75	8.12
28	28,366,517.15	8.02	8.12
29	27,309,290.08	7.74	8.12

Interest Rate Corridor Schedule For Group II Certificates

Period	Group II Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	143,230,000.00	N/A	N/A
2	139,360,472.80	6.20	8.28
3	135,533,514.90	6.19	8.28
4	131,746,422.26	6.41	8.28
5	127,996,764.95	6.19	8.28
6	124,282,464.12	6.40	8.28
7	120,601,796.81	6.19	8.28
8	116,953,398.65	6.19	8.28
9	113,336,264.39	6.87	8.28
10	109,749,746.11	6.19	8.28
11	106,253,979.13	6.40	8.28
12	102,846,654.59	6.19	8.28
13	99,525,522.62	6.40	8.28
14	96,288,390.88	6.19	8.28
15	93,133,123.05	6.18	8.28
16	90,057,637.40	6.40	8.28
17	87,059,905.43	6.18	8.28
18	84,137,950.42	6.40	8.28
19	81,289,846.19	6.18	8.28
20	78,513,715.74	6.18	8.28
21	75,807,730.03	6.87	8.28
22	73,170,106.73	6.18	8.28
23	70,599,109.02	6.41	8.28
24	68,093,044.43	7.67	8.28
25	65,654,035.72	7.93	8.28
26	63,276,513.62	7.67	8.28
27	60,958,919.13	7.66	8.28
28	58,699,732.96	7.92	8.28
29	56,497,474.57	7.66	8.28

Interest Rate Corridor Schedule For Class M Certificates

Period	Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	154,000,000.00	N/A	N/A
2	154,000,000.00	5.36	7.47
3	154,000,000.00	5.36	7.47
4	154,000,000.00	5.58	7.47
5	154,000,000.00	5.36	7.47
6	154,000,000.00	5.58	7.47
7	154,000,000.00	5.36	7.47
8	154,000,000.00	5.36	7.47
9	154,000,000.00	6.07	7.47
10	154,000,000.00	5.36	7.47
11	154,000,000.00	5.58	7.47
12	154,000,000.00	5.35	7.47
13	154,000,000.00	5.58	7.47
14	154,000,000.00	5.35	7.47
15	154,000,000.00	5.35	7.47
16	154,000,000.00	5.57	7.47
17	154,000,000.00	5.35	7.47
18	154,000,000.00	5.57	7.47
19	154,000,000.00	5.35	7.47
20	154,000,000.00	5.35	7.47
21	154,000,000.00	6.06	7.47
22	154,000,000.00	5.35	7.47
23	154,000,000.00	5.58	7.47
24	154,000,000.00	6.82	7.47
25	154,000,000.00	7.08	7.47
26	154,000,000.00	6.81	7.47
27	154,000,000.00	6.81	7.47
28	154,000,000.00	7.07	7.47
29	154,000,000.00	6.80	7.47

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R5

Sensitivity Analysis - To Optional Termination Date

FIXED / ARM		0% PPC 0.00% CPR	50% PPC 13.50% CPR	75% PPC 20.25% CPR	100% PPC 27.00% CPR	125% PPC 33.75% CPR	150% PPC 40.50% CPR
A-1B	Average Life (yrs)	18.41	5.31	3.63	2.69	2.06	1.57
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	338	179	124	92	72	58
	Prin Pmt Window (mos)	338	179	124	92	72	58
A-2	Average Life (yrs)	12.69	1.92	1.32	1.00	0.80	0.67
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	245	48	32	24	19	15
	Prin Pmt Window (mos)	245	48	32	24	19	15
A-3	Average Life (yrs)	23.33	6.15	4.15	3.00	2.21	1.80
	First Principal Period	245	48	32	24	19	15
	Last Principal Period	314	109	74	55	34	28
	Prin Pmt Window (mos)	70	62	43	32	16	14
A-4	Average Life (yrs)	27.72	12.96	8.91	6.62	5.06	3.56
	First Principal Period	314	109	74	55	34	28
	Last Principal Period	338	179	124	92	72	58
	Prin Pmt Window (mos)	25	71	51	38	39	31
M-1	Average Life (yrs)	25.77	9.96	6.81	5.20	4.51	4.45
	First Principal Period	258	57	38	39	42	46
	Last Principal Period	338	179	124	92	72	58
	Prin Pmt Window (mos)	81	123	87	54	31	13
M-2	Average Life (yrs)	25.77	9.96	6.81	5.16	4.35	4.00
	First Principal Period	258	57	38	38	39	41
	Last Principal Period	338	179	124	92	72	58
	Prin Pmt Window (mos)	81	123	87	55	34	18
M-3	Average Life (yrs)	25.77	9.96	6.81	5.15	4.29	3.86
	First Principal Period	258	57	38	38	39	40
	Last Principal Period	338	179	124	92	72	58
	Prin Pmt Window (mos)	81	123	87	55	34	19
M-5	Average Life (yrs)	25.77	9.96	6.81	5.14	4.26	3.79
	First Principal Period	258	57	38	37	38	38
	Last Principal Period	338	179	124	92	72	58
	Prin Pmt Window (mos)	81	123	87	56	35	21
M-6	Average Life (yrs)	25.77	9.96	6.81	5.14	4.25	3.74
	First Principal Period	258	57	38	37	37	38
	Last Principal Period	338	179	124	92	72	58
	Prin Pmt Window (mos)	81	123	87	56	36	21

Sensitivity Analysis - To Maturity

FIXED ARM		0% PPC 0.00% CPR	50% PPC 13.50% CPR	75% PPC 20.25% CPR	100% PPC 27.00% CPR	125% PPC 33.75% CPR	150% PPC 40.50% CPR
A-1B	Average Life (yrs)	18.47	5.66	3.93	2.93	2.25	1.73
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	355	320	265	209	167	137
	Prin Pmt Window (mos)	355	320	265	209	167	137
A-2	Average Life (yrs)	12.69	1.92	1.32	1.00	0.80	0.67
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	245	48	32	24	19	15
	Prin Pmt Window (mos)	245	48	32	24	19	15
A-3	Average Life (yrs)	23.33	6.15	4.15	3.00	2.21	1.80
	First Principal Period	245	48	32	24	19	15
	Last Principal Period	314	109	74	55	34	28
	Prin Pmt Window (mos)	70	62	43	32	16	14
A-4	Average Life (yrs)	28.11	14.74	10.40	7.80	5.99	4.33
	First Principal Period	314	109	74	55	34	28
	Last Principal Period	357	325	266	209	167	136
	Prin Pmt Window (mos)	44	217	193	155	134	109
M-1	Average Life (yrs)	25.92	10.80	7.50	5.74	4.95	4.80
	First Principal Period	258	57	38	39	42	46
	Last Principal Period	355	289	219	168	133	108
	Prin Pmt Window (mos)	98	233	182	130	92	63
M-2	Average Life (yrs)	25.91	10.71	7.41	5.63	4.72	4.31
	First Principal Period	258	57	38	38	39	41
	Last Principal Period	352	269	199	151	119	97
	Prin Pmt Window (mos)	95	213	162	114	81	57
M-3	Average Life (yrs)	25.90	10.58	7.30	5.54	4.59	4.11
	First Principal Period	258	57	38	38	39	40
	Last Principal Period	349	239	172	129	102	82
	Prin Pmt Window (mos)	92	183	135	92	64	43
M-5	Average Life (yrs)	25.86	10.32	7.09	5.35	4.42	3.93
	First Principal Period	258	57	38	37	38	38
	Last Principal Period	346	213	150	112	88	71
	Prin Pmt Window (mos)	89	157	113	76	51	34
M-6	Average Life (yrs)	25.81	10.10	6.92	5.22	4.32	3.80
	First Principal Period	258	57	38	37	37	38
	Last Principal Period	343	197	138	103	80	65
	Prin Pmt Window (mos)	86	141	101	67	44	28

Net WAC Cap and Effective Maximum Rate for Class A-1B Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A	34	6.80	8.83	67	6.77	10.70
2	6.69	8.50	35	7.03	9.12	68	6.77	10.69
3	6.69	8.50	36	6.80	9.53	69	7.50	11.83
4	6.91	8.50	37	7.03	9.84	70	6.77	10.68
5	6.69	8.50	38	6.80	9.52	71	6.99	11.02
6	6.91	8.50	39	6.80	9.52	72	6.77	10.66
7	6.69	8.50	40	7.02	9.83	73	6.99	11.01
8	6.68	8.50	41	6.80	9.51	74	6.77	10.64
9	7.40	8.50	42	7.02	10.55	75	6.76	10.63
10	6.68	8.50	43	6.80	10.20	76	6.99	10.98
11	6.91	8.50	44	6.79	10.19	77	6.76	10.62
12	6.68	8.50	45	7.26	10.89	78	6.99	10.96
13	6.90	8.50	46	6.79	10.18	79	6.76	10.60
14	6.68	8.50	47	7.02	10.51	80	6.76	10.59
15	6.68	8.50	48	6.79	10.86	81	7.48	11.71
16	6.90	8.50	49	7.02	11.22	82	6.76	10.57
17	6.68	8.50	50	6.79	10.85	83	6.98	10.91
18	6.90	8.50	51	6.79	10.84	84	6.76	10.55
19	6.68	8.50	52	7.01	11.19	85	6.98	10.90
20	6.68	8.50	53	6.79	10.82	86	6.75	10.54
21	7.39	8.50	54	7.01	11.17	87	6.75	10.53
22	6.68	8.50	55	6.78	10.81	88	6.98	10.87
23	6.90	8.50	56	6.78	10.80	89	6.75	10.51
24	6.81	8.50	57	7.51	11.94	90	6.97	10.85
25	7.04	8.50	58	6.78	10.78	91	6.75	10.49
26	6.81	8.50	59	7.01	11.13	92	6.75	10.48
27	6.81	8.50	60	6.78	10.76			
28	7.04	8.50	61	7.00	11.11			
29	6.81	8.50	62	6.78	10.75			
30	7.03	9.14	63	6.78	10.74			
31	6.81	8.84	64	7.00	11.09			
32	6.81	8.83	65	6.77	10.72			
33	7.53	9.78	66	7.00	11.07			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.10% and 1.53% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

AMERIQUEST MORTGAGE COMPANY

Net WAC Cap and Effective Maximum Rate for the Group II Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A	34	6.62	8.60	67	6.58	10.53
2	6.42	8.50	35	6.84	8.89	68	6.58	10.52
3	6.41	8.50	36	6.61	9.32	69	7.28	11.64
4	6.63	8.50	37	6.83	9.63	70	6.58	10.50
5	6.41	8.50	38	6.61	9.31	71	6.80	10.85
6	6.62	8.50	39	6.61	9.30	72	6.58	10.49
7	6.41	8.50	40	6.83	9.61	73	6.79	10.83
8	6.41	8.50	41	6.61	9.30	74	6.57	10.47
9	7.09	8.50	42	6.83	10.34	75	6.57	10.46
10	6.41	8.50	43	6.61	10.00	76	6.79	10.80
11	6.62	8.50	44	6.61	10.00	77	6.57	10.44
12	6.41	8.50	45	7.06	10.68	78	6.79	10.78
13	6.62	8.50	46	6.60	9.98	79	6.57	10.43
14	6.41	8.50	47	6.82	10.32	80	6.57	10.42
15	6.40	8.50	48	6.60	10.69	81	7.27	11.52
16	6.62	8.50	49	6.82	11.03	82	6.56	10.40
17	6.40	8.50	50	6.60	10.67	83	6.78	10.74
18	6.62	8.50	51	6.60	10.66	84	6.56	10.38
19	6.40	8.50	52	6.82	11.01	85	6.78	10.72
20	6.40	8.50	53	6.60	10.65	86	6.56	10.37
21	7.09	8.50	54	6.82	10.99	87	6.56	10.36
22	6.40	8.50	55	6.59	10.63	88	6.78	10.69
23	6.61	8.50	56	6.59	10.62	89	6.56	10.34
24	6.63	8.50	57	7.30	11.75	90	6.77	10.68
25	6.85	8.50	58	6.59	10.60	91	6.55	10.32
26	6.62	8.50	59	6.81	10.95	92	6.55	10.31
27	6.62	8.50	60	6.59	10.59			
28	6.84	8.50	61	6.81	10.93			
29	6.62	8.50	62	6.59	10.57			
30	6.84	8.90	63	6.59	10.56			
31	6.62	8.61	64	6.80	10.91			
32	6.62	8.61	65	6.58	10.55			
33	7.33	9.52	66	6.80	10.89			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.10% and 1.53% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A
2	6.64	8.75
3	6.64	8.75
4	6.86	8.75
5	6.64	8.75
6	6.86	8.75
7	6.64	8.75
8	6.64	8.75
9	7.35	8.75
10	6.64	8.75
11	6.86	8.75
12	6.63	8.75
13	6.86	8.75
14	6.63	8.75
15	6.63	8.75
16	6.85	8.75
17	6.63	8.75
18	6.85	8.75
19	6.63	8.75
20	6.63	8.75
21	7.34	8.75
22	6.63	8.75
23	6.85	8.75
24	6.78	8.75
25	7.01	8.75
26	6.78	8.75
27	6.78	8.75
28	7.00	8.75
29	6.78	8.75
30	7.00	9.10
31	6.77	8.80
32	6.77	8.79
33	7.50	9.73
34	6.77	8.79
35	7.00	9.08
36	6.77	9.50
37	6.99	9.81
38	6.77	9.48
39	6.77	9.48
40	6.99	9.79
41	6.76	9.47
42	6.99	10.51
43	6.76	10.17
44	6.76	10.16
45	7.23	10.85
46	6.76	10.15
47	6.98	10.48
48	6.76	10.83
49	6.98	11.19
50	6.76	10.82
51	6.76	10.81
52	6.98	11.16
53	6.75	10.79
54	6.98	11.14
55	6.75	10.78
56	6.75	10.77
57	7.47	11.91
58	6.75	10.75
59	6.97	11.10
60	6.75	10.73
61	6.97	11.08
62	6.74	10.72
63	6.74	10.71
64	6.97	11.06
65	6.74	10.69
66	6.97	11.04
67	6.74	10.67
68	6.74	10.66
69	7.46	11.80
70	6.74	10.65
71	6.96	10.99
72	6.73	10.63
73	6.96	10.98
74	6.73	10.61
75	6.73	10.60
76	6.95	10.95
77	6.73	10.59
78	6.95	10.93
79	6.73	10.57
80	6.73	10.56
81	7.45	11.68
82	6.72	10.54
83	6.95	10.88
84	6.72	10.52
85	6.95	10.87
86	6.72	10.51
87	6.72	10.50
88	6.94	10.84
89	6.72	10.48
90	6.94	10.82
91	6.71	10.46
92	6.71	10.45

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.10% and 1.53% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

AMERIQUEST® MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R5

Excess Spread

Period	% At Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR(2)
1	4.2965	1.10000	1.53380	4.3164
2	5.2996	1.24940	1.71110	5.1475
3	5.2942	1.43430	1.87950	4.9542
4	5.3397	1.61190	2.04560	4.8360
5	5.2835	1.82610	2.21120	4.5456
6	5.3292	1.93340	2.36000	4.5098
7	5.2727	2.16890	2.53200	4.1875
8	5.2673	2.28340	2.65380	4.0674
9	5.4163	2.38870	2.78960	4.2353
10	5.2563	2.65670	2.94390	3.6826
11	5.3024	2.72290	3.05690	3.7140
12	5.2449	2.87120	3.18330	3.4578
13	5.2911	2.94290	3.31390	3.4910
14	5.2329	3.08210	3.44970	3.2369
15	5.2267	3.22510	3.58700	3.0890
16	5.2730	3.36860	3.73410	3.0645
17	5.2138	3.49530	3.85510	2.8093
18	5.2603	3.63240	3.98890	2.8001
19	5.2004	3.76760	4.12760	2.5280
20	5.1934	3.89550	4.20030	2.3958
21	5.3474	4.03080	4.27170	2.6928
22	5.1790	4.15710	4.34040	2.1297
23	5.2257	4.27740	4.39800	2.1614
24	5.3217	4.40840	4.45330	3.3634
25	5.3685	4.21740	4.50810	3.6970
26	5.3063	4.31110	4.60090	3.4451
27	5.2984	4.41260	4.70330	3.3372
28	5.3456	4.51380	4.80150	3.3921
29	5.2821	4.60740	4.89020	3.1322
30	5.3294	4.70360	4.98530	3.9326
31	5.2651	4.79800	5.08040	3.6633
32	5.2563	4.89550	5.10790	3.5585
33	5.4167	4.99150	5.13350	3.9887

Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)
34	5.2380	5.07250	5.15140	3.3674
35	5.2856	5.16040	5.16790	3.4551
36	5.2189	5.25040	5.18160	3.7012
37	5.2666	4.96270	5.18880	4.1502
38	5.2270	5.02910	5.25420	3.8923
39	5.2465	5.09750	5.32460	3.8394
40	5.3141	5.16570	5.38890	3.9620
41	5.2615	5.23430	5.45220	3.7109
42	5.3200	5.30260	5.52090	4.0863
43	5.2629	5.36070	5.57950	3.8353
44	5.2613	5.42710	5.59560	3.7633
45	5.3712	5.49160	5.61020	4.0807
46	5.2582	5.54690	5.62090	3.6322
47	5.3123	5.60850	5.63250	3.7615
48	5.2549	5.65900	5.63730	3.5914
49	5.3091	5.45620	5.64290	3.9764
50	5.2516	5.50590	5.69300	3.7288
51	5.2499	5.55490	5.73990	3.6735
52	5.3041	5.60390	5.78560	3.8149
53	5.2465	5.65070	5.83270	3.5655
54	5.3007	5.69390	5.87390	3.8819
55	5.2430	5.74090	5.91760	3.6289
56	5.2419	5.78600	5.92710	3.5774
57	5.4087	5.82730	5.93380	4.1461
58	5.2399	5.86720	5.93970	3.4842
59	5.2948	5.90920	5.94640	3.6424
60	5.2378	5.94990	5.94820	3.4411
61	5.2927	5.79330	5.95100	3.7914
62	5.2358	5.82810	5.98700	3.5477
63	5.2347	5.86080	6.01900	3.5086
64	5.2896	5.89620	6.05460	3.6729
65	5.2327	5.92890	6.08440	3.4281
66	5.2876	5.96080	6.11460	3.7121

Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)
67	5.2306	5.99320	6.14520	3.4652
68	5.2295	6.02490	6.15330	3.4268
69	5.3963	6.05700	6.15940	4.0242
70	5.2274	6.08450	6.16600	3.3540
71	5.2823	6.11440	6.17170	3.5302
72	5.2253	6.14070	6.17460	3.3251
73	5.2811	6.03800	6.18030	3.6295
74	5.2259	6.06280	6.20330	3.3925
75	5.2265	6.08720	6.22710	3.3668
76	5.2830	6.11190	6.25280	3.5533
77	5.2280	6.13510	6.27260	3.3171
78	5.2844	6.16060	6.29470	3.5848
79	5.2296	6.18230	6.31590	3.3490
80	5.2305	6.20350	6.31190	3.3272
81	5.3977	6.22730	6.30640	3.9489
82	5.2324	6.24570	6.29970	3.2844
83	5.2887	6.26650	6.29520	3.4791
84	5.2345	6.28540	6.28730	3.2399
85	5.2908	6.15610	6.28090	3.5776
86	5.2368	6.17280	6.29610	3.3496
87	5.2381	6.19170	6.31270	3.3313
88	5.2943	6.20780	6.32970	3.5285
89	5.2407	6.22210	6.34260	3.3027
90	5.2969	6.23890	6.35810	3.5464
91	5.2436	6.25320	6.37240	3.3205
92	5.2452	6.26790	6.37740	3.3074

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.10% and 1.53% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of May 18, 2004.

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	6,274	
Aggregate Current Principal Balance:	$1,000,000,409.03	
Average Current Principal Balance:	$159,388.02	$56,236.41 - $748,732.20
Aggregate Original Principal Balance:	$1,001,017,340.00	
Average Original Principal Balance:	$159,550.10	$60,000.00 - $749,500.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.370%	5.200% - 13.150%
Wtd. Avg. Original Term (months):	353	120 - 360
Wtd. Avg. Remaining Term (months):	352	118 - 360
Wtd. Avg. Margin (ARM Loans Only):	6.020%	3.551% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.464%	11.200% - 19.150%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.464%	5.200% - 13.150%
Wtd. Avg. Original LTV:	77.94%	12.00% - 95.00%
Wtd. Avg. Borrower FICO:	607	500 - 822
Geographic Distribution (Top 5):	CA 24.15%	
	FL 10.89%	
	NY 7.81%	
	MA 5.86%	
	MD 4.69%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Fixed Rate	1,286	$200,053,323.36	20.01	337	37.10	6.994	656	77.01
ARM - 2 Year/6 Month	4,988	799,947,085.67	79.99	356	39.36	7.464	594	78.17
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.3700**	**607**	**77.94**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,936	$151,681,034.00	15.15	344	37.19	8.340	589	74.80
100,000.01 - 150,000.00	1,697	210,170,516.00	21.00	349	38.53	7.579	599	78.46
150,000.01 - 200,000.00	1,127	196,138,952.00	19.59	352	39.10	7.309	605	77.36
200,000.01 - 250,000.00	631	140,813,337.00	14.07	355	39.40	7.127	607	78.24
250,000.01 - 300,000.00	368	100,598,518.00	10.05	355	40.46	7.017	612	78.59
300,000.01 - 350,000.00	210	67,523,489.00	6.75	357	39.22	6.870	626	79.55
350,000.01 - 400,000.00	131	48,907,338.00	4.89	356	39.56	7.008	620	80.32
400,000.01 - 450,000.00	66	28,084,165.00	2.81	359	39.65	6.563	641	81.98
450,000.01 - 500,000.00	39	18,504,355.00	1.85	359	40.45	6.679	623	79.44
500,000.01 - 550,000.00	29	15,284,153.00	1.53	359	40.15	6.947	642	81.29
550,000.01 - 600,000.00	39	22,561,983.00	2.25	354	37.03	6.698	622	76.29
700,000.01 - 750,000.00	1	749,500.00	0.07	359	40.00	5.850	686	68.14
Total:	**6,274**	**$1,001,017,340.00**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

* Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,938	$151,715,592.50	15.17	344	37.18	8.338	589	74.81
100,000.01 - 150,000.00	1,696	209,892,775.52	20.99	349	38.54	7.580	599	78.47
150,000.01 - 200,000.00	1,126	195,798,370.83	19.58	352	39.10	7.310	604	77.34
200,000.01 - 250,000.00	632	140,934,522.24	14.09	355	39.41	7.128	607	78.24
250,000.01 - 300,000.00	367	100,243,983.50	10.02	355	40.44	7.016	612	78.60
300,000.01 - 350,000.00	210	67,456,603.28	6.75	357	39.22	6.870	626	79.55
350,000.01 - 400,000.00	131	48,857,113.10	4.89	356	39.57	7.009	620	80.32
400,000.01 - 450,000.00	66	28,055,707.97	2.81	359	39.65	6.563	641	81.98
450,000.01 - 500,000.00	39	18,484,955.00	1.85	359	40.45	6.680	623	79.44
500,000.01 - 550,000.00	29	15,271,310.53	1.53	359	40.15	6.947	642	81.29
550,000.01 - 600,000.00	39	22,540,742.36	2.25	354	37.03	6.698	622	76.29
700,000.01 - 750,000.00	1	748,732.20	0.07	359	40.00	5.850	686	68.14
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	21	$2,071,210.17	0.21	119	30.42	7.118	678	70.95
121 - 180	163	18,756,072.06	1.88	179	35.20	7.102	642	73.77
181 - 240	182	22,130,979.88	2.21	239	34.75	7.242	626	72.22
241 - 300	34	4,041,405.43	0.40	299	37.64	6.999	655	76.94
301 - 360	5,874	953,000,741.49	95.30	359	39.10	7.380	605	78.17
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R5

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	73	$17,285,402.65	1.73	353	36.78	5.335	700	76.32
5.500 - 5.999	609	131,775,735.58	13.18	352	37.84	5.820	672	76.63
6.000 - 6.499	598	118,265,556.27	11.83	350	38.07	6.254	645	77.86
6.500 - 6.999	1,191	208,777,151.46	20.88	351	38.24	6.773	622	79.52
7.000 - 7.499	589	99,960,087.72	10.00	353	38.52	7.253	588	76.62
7.500 - 7.999	1,106	167,034,888.57	16.70	353	39.44	7.757	580	78.74
8.000 - 8.499	432	61,460,637.32	6.15	354	39.93	8.254	572	77.76
8.500 - 8.999	784	99,292,667.53	9.93	354	40.10	8.758	564	77.53
9.000 - 9.499	213	24,602,778.32	2.46	352	40.49	9.246	556	75.47
9.500 - 9.999	369	40,654,900.19	4.07	354	40.64	9.762	553	77.60
10.000 - 10.499	93	10,351,396.03	1.04	354	42.04	10.243	555	78.69
10.500 - 10.999	125	12,039,580.56	1.20	349	41.71	10.732	549	78.43
11.000 - 11.499	42	3,487,208.89	0.35	353	40.33	11.275	541	76.96
11.500 - 11.999	26	2,291,389.12	0.23	355	40.67	11.692	549	77.48
12.000 - 12.499	15	1,784,040.08	0.18	358	41.86	12.240	541	77.05
12.500 - 12.999	6	589,987.32	0.06	357	41.05	12.601	528	73.10
13.000 - 13.499	3	347,001.42	0.03	357	34.20	13.076	582	75.90
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
25.00 <=	19	$1,865,850.56	0.19	339	32.64	7.245	635	20.65
25.01 - 30.00	21	2,059,795.19	0.21	340	32.25	7.142	602	27.19
30.01 - 35.00	23	2,960,740.63	0.30	340	34.57	6.532	643	32.53
35.01 - 40.00	44	6,160,423.53	0.62	339	38.86	6.721	644	37.56
40.01 - 45.00	60	8,047,106.20	0.80	346	37.08	7.133	601	42.80
45.01 - 50.00	97	13,258,200.29	1.33	338	35.22	7.016	619	47.68
50.01 - 55.00	137	20,456,022.61	2.05	347	35.75	7.359	600	52.77
55.01 - 60.00	288	39,968,813.14	4.00	348	37.81	7.681	577	58.17
60.01 - 65.00	273	42,988,075.47	4.30	347	38.20	7.223	601	63.09
65.01 - 70.00	396	63,948,239.16	6.39	352	37.72	7.294	598	67.99
70.01 - 75.00	1,074	152,905,350.14	15.29	352	39.81	7.804	575	73.62
75.01 - 80.00	1,022	164,520,324.18	16.45	351	37.80	7.170	610	78.65
80.01 - 85.00	1,163	194,634,586.00	19.46	355	39.50	7.579	599	83.69
85.01 - 90.00	1,553	267,716,595.76	26.77	354	39.69	7.173	628	89.12
90.01 - 95.00	104	18,510,286.17	1.85	350	41.05	6.894	684	93.51
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	360	$46,764,337.15	4.68	355	41.28	8.581	509	68.01
520 - 539	737	105,176,864.55	10.52	356	41.07	8.581	529	74.35
540 - 559	781	114,539,677.65	11.45	354	40.14	8.121	550	76.50
560 - 579	831	120,568,879.95	12.06	355	39.02	7.737	569	78.37
580 - 599	677	107,897,066.68	10.79	353	38.57	7.611	589	78.75
600 - 619	624	100,559,704.99	10.06	355	38.68	7.289	609	79.57
620 - 639	602	99,761,311.08	9.98	351	38.55	6.927	629	80.34
640 - 659	548	98,922,535.28	9.89	350	38.02	6.681	649	81.16
660 - 679	391	73,352,314.16	7.34	348	38.36	6.413	669	79.69
680 - 699	305	55,524,218.59	5.55	349	37.61	6.369	688	78.88
700 – 71 9	172	30,161,557.35	3.02	348	36.40	6.294	709	80.31
720 - 739	121	23,269,353.88	2.33	338	38.20	6.056	730	76.27
740 - 759	61	10,990,339.43	1.10	341	36.08	6.098	748	77.15
760 - 779	35	7,243,073.96	0.72	338	31.47	5.914	770	71.18
780 - 799	24	4,424,345.49	0.44	342	35.16	6.012	788	76.58
800 - 819	4	658,965.51	0.07	334	33.44	6.580	803	75.80
820 - 839	1	185,863.33	0.02	359	48.00	7.550	822	54.93
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R5

DESCRIPTION OF THE TOTAL COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	437	$64,645,780.28	6.46	348	14.36	7.319	618	74.82
20.01 - 25.00	403	56,625,589.92	5.66	344	23.27	7.181	615	76.78
25.01 - 30.00	579	85,986,990.87	8.60	350	28.10	7.211	611	75.84
30.01 - 35.00	745	113,621,121.67	11.36	351	33.06	7.266	610	78.09
35.01 - 40.00	957	153,782,775.36	15.38	351	38.10	7.254	612	77.6
40.01 - 45.00	1,177	191,948,994.19	19.19	353	43.10	7.410	606	78.69
45.01 - 50.00	1,583	270,217,087.37	27.02	354	48.13	7.309	609	79.59
50.01 - 55.00	393	63,172,069.37	6.32	358	53.09	8.414	553	76.22
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R5

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	1,012	$241,478,460.02	24.15	356	38.94	6.743	618	75.26
Florida	861	108,861,788.25	10.89	352	39.32	7.602	593	78.81
New York	345	78,138,721.88	7.81	350	40.22	7.508	610	74.00
Massachusetts	289	58,600,087.86	5.86	356	38.24	7.167	607	74.90
Maryland	276	46,933,781.14	4.69	350	38.86	7.463	597	79.84
Illinois	278	43,619,296.70	4.36	351	38.76	7.694	609	79.89
Michigan	298	38,096,962.72	3.81	357	39.44	7.452	600	81.11
Texas	351	36,671,298.50	3.67	339	39.48	8.363	589	76.09
Pennsylvania	261	32,878,151.61	3.29	341	39.37	7.479	604	78.82
Minnesota	198	31,590,930.42	3.16	352	38.73	7.363	604	80.60
Connecticut	165	29,507,009.06	2.95	354	39.03	7.204	610	77.55
Georgia	176	22,582,776.42	2.26	352	37.7	8.571	592	82.09
Washington	116	22,397,915.77	2.24	356	39.64	7.209	619	80.86
Ohio	161	18,577,690.72	1.86	352	37.78	7.651	595	81.23
Colorado	102	17,556,455.79	1.76	358	38.56	7.127	614	79.95
Rhode Island	98	16,545,162.52	1.65	355	38.52	7.147	606	76.10
Wisconsin	115	14,267,577.72	1.43	344	38.04	7.805	618	81.06
Indiana	134	13,565,504.10	1.36	353	35.20	7.718	602	82.47
Missouri	117	13,314,857.45	1.33	351	37.65	7.606	599	80.51
Tennessee	107	12,417,048.81	1.24	346	36.47	7.535	604	84.15
Nevada	50	9,360,190.64	0.94	353	39.57	7.158	624	80.75
Alabama	93	9,276,313.50	0.93	346	38.38	8.366	597	82.08
New Hampshire	55	9,084,949.00	0.91	353	38.95	7.056	593	76.20
Arizona	63	8,310,251.24	0.83	351	37.50	7.404	604	82.76

* Geographic Distribution continued on the next page.

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Maine	57	$7,394,346.53	0.74	347	38.89	7.449	612	78.22
North Carolina	64	7,377,280.06	0.74	356	40.59	8.828	577	80.92
Louisiana	57	6,293,166.29	0.63	346	39.32	7.892	600	81.60
Oklahoma	57	5,525,771.15	0.55	341	36.51	7.710	603	83.05
Mississippi	46	4,818,148.89	0.48	332	39.49	7.944	599	79.76
Hawaii	20	4,462,790.17	0.45	352	36.89	7.057	610	77.70
Kansas	40	4,382,098.48	0.44	352	40.91	7.580	630	85.06
Delaware	26	4,061,741.77	0.41	342	37.38	7.383	597	79.40
South Carolina	28	3,435,427.01	0.34	332	37.71	8.297	610	74.85
Utah	26	3,323,876.43	0.33	359	40.57	7.476	597	81.35
Oregon	22	3,254,591.32	0.33	344	36.56	6.981	635	80.51
Arkansas	23	2,201,637.76	0.22	353	38.71	8.282	620	82.72
Iowa	22	2,144,213.82	0.21	353	40.14	8.814	568	82.62
New Jersey	8	2,073,204.24	0.21	354	42.97	7.954	622	81.31
Nebraska	21	1,767,864.08	0.18	346	38.01	7.942	613	85.41
Kentucky	14	1,521,154.77	0.15	348	41.43	7.660	590	81.70
Wyoming	9	1,028,787.21	0.10	351	38.19	7.384	644	82.04
Idaho	3	359,215.15	0.04	324	46.79	8.019	587	79.80
Alaska	2	287,033.74	0.03	273	37.27	6.096	676	82.45
Vermont	3	236,953.31	0.02	358	32.72	8.490	597	58.97
New Mexico	2	183,489.24	0.02	354	45.06	8.294	590	85.23
South Dakota	2	158,690.49	0.02	359	34.07	7.753	571	85.08
Montana	1	75,745.28	0.01	179	41.00	6.300	699	64.41
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	6,040	$967,888,963.59	96.79	352	39.07	7.355	606	77.99
Non-Owner Occupied	181	24,252,100.81	2.43	351	32.26	7.808	632	74.26
Second Home	53	7,859,344.63	0.79	357	39.38	7.842	628	83.04
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

* Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	4,632	$735,606,929.45	73.56	351	38.84	7.251	608	78.92
Stated Documentation	939	144,893,917.92	14.49	356	39.26	7.916	605	72.40
Limited Documentation	703	119,499,561.66	11.95	355	38.92	7.443	600	78.59
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance – Cashout**	5,806	$929,984,063.01	93.00	352	38.91	7.372	606	77.76
Refinance - Rate Term***	455	67,477,729.50	6.75	352	38.74	7.300	617	80.19
Purchase	13	2,538,616.52	0.25	359	43.67	8.570	586	82.16
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	1,430	$215,245,369.69	21.52	354	38.7	7.381	585	79.85
3A	449	74,275,919.55	7.43	353	38.76	7.081	614	79.84
4A	474	81,088,970.42	8.11	352	38.94	6.769	632	81.26
5A	467	86,588,436.54	8.66	349	38.22	6.606	649	82.15
6A	356	67,933,646.15	6.79	348	38.51	6.356	669	80.21
7A	391	68,981,802.29	6.90	347	37.29	6.355	692	79.35
8A	305	58,694,205.42	5.87	341	36.33	6.056	740	76.55
A	521	84,407,944.59	8.44	355	38.29	7.927	576	78.78
B	1,069	155,363,542.20	15.54	355	41.16	8.526	545	75.69
C	680	90,267,205.91	9.03	355	40.23	8.493	539	69.87
D	132	17,153,366.27	1.72	356	38.23	8.648	526	57.64
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	5,412	$853,453,927.54	85.35	352	38.78	7.387	605	78.14
Two - Four Family	265	57,436,179.39	5.74	356	40.26	7.244	621	73.09
Condominium	250	40,681,042.41	4.07	353	39.79	6.983	617	80.01
Pud Detached	181	31,334,154.55	3.13	351	39.21	7.419	602	79.54
Manufactured/Mobile Home	93	8,674,619.42	0.87	348	36.81	7.767	606	72.39
Single Family Attached	55	5,915,741.64	0.59	346	39.07	7.988	593	79.15
PUD Attached	18	2,504,744.08	0.25	351	40.25	7.269	606	81.96
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	1,865	$288,636,846.08	28.86	351	39.5	7.850	602	77.50
12	197	39,466,571.69	3.95	345	38.23	6.972	636	74.57
24	12	2,936,747.21	0.29	358	39.3	7.822	602	80.94
30	13	2,673,713.13	0.27	359	39.48	8.109	580	85.60
36	4,187	666,286,530.92	66.63	353	38.69	7.180	607	78.29
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	5,956	$863,506,844.51	86.35	351	38.88	7.462	603	77.60
Non-Conforming	318	136,493,564.52	13.65	357	39.14	6.785	628	80.09
Total:	**6,274**	**$1,000,000,409.03**	**100.00**	**352**	**38.91**	**7.370**	**607**	**77.94**

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.000 - 11.499	72	$17,082,527.06	2.14	353	36.98	5.333	699	76.64
11.500 - 11.999	473	101,019,070.02	12.63	355	38.64	5.813	657	78.88
12.000 - 12.499	392	78,404,667.87	9.80	355	38.54	6.261	626	79.44
12.500 - 12.999	828	150,096,391.82	18.76	357	38.59	6.781	607	79.06
13.000 - 13.499	462	82,220,155.22	10.28	356	38.96	7.253	578	75.86
13.500 - 13.999	931	144,068,625.77	18.01	356	39.92	7.762	572	78.48
14.000 - 14.499	374	54,009,229.74	6.75	357	39.86	8.255	567	77.57
14.500 - 14.999	673	86,483,392.42	10.81	356	40.19	8.766	562	77.79
15.000 - 15.499	184	21,853,710.51	2.73	355	40.47	9.246	555	75.75
15.500 - 15.999	315	35,958,327.93	4.50	357	40.94	9.762	552	77.88
16.000 - 16.499	86	9,819,274.41	1.23	355	42.08	10.246	555	78.85
16.500 - 16.999	111	10,779,701.24	1.35	353	42.10	10.727	547	78.25
17.000 - 17.499	39	3,263,263.48	0.41	356	41.09	11.273	541	77.19
17.500 - 17.999	24	2,167,719.36	0.27	358	41.29	11.684	550	77.35
18.000 - 18.499	15	1,784,040.08	0.22	358	41.86	12.240	541	77.05
18.500 - 18.999	6	589,987.32	0.07	357	41.05	12.601	528	73.10
19.000 - 19.499	3	347,001.42	0.04	357	34.20	13.076	582	75.90
Total:	**4,988**	**$799,947,085.67**	**100.00**	**356**	**39.36**	**7.464**	**594**	**78.17**

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	72	$17,082,527.06	2.14	353	36.98	5.333	699	76.64
5.500 - 5.999	473	101,019,070.02	12.63	355	38.64	5.813	657	78.88
6.000 - 6.499	392	78,404,667.87	9.80	355	38.54	6.261	626	79.44
6.500 - 6.999	828	150,096,391.82	18.76	357	38.59	6.781	607	79.06
7.000 - 7.499	462	82,220,155.22	10.28	356	38.96	7.253	578	75.86
7.500 - 7.999	931	144,068,625.77	18.01	356	39.92	7.762	572	78.48
8.000 - 8.499	374	54,009,229.74	6.75	357	39.86	8.255	567	77.57
8.500 - 8.999	673	86,483,392.42	10.81	356	40.19	8.766	562	77.79
9.000 - 9.499	184	21,853,710.51	2.73	355	40.47	9.246	555	75.75
9.500 - 9.999	315	35,958,327.93	4.50	357	40.94	9.762	552	77.88
10.000 - 10.499	86	9,819,274.41	1.23	355	42.08	10.246	555	78.85
10.500 - 10.999	111	10,779,701.24	1.35	353	42.10	10.727	547	78.25
11.000 - 11.499	39	3,263,263.48	0.41	356	41.09	11.273	541	77.19
11.500 - 11.999	24	2,167,719.36	0.27	358	41.29	11.684	550	77.35
12.000 - 12.499	15	1,784,040.08	0.22	358	41.86	12.240	541	77.05
12.500 - 12.999	6	589,987.32	0.07	357	41.05	12.601	528	73.10
13.000 - 13.499	3	347,001.42	0.04	357	34.20	13.076	582	75.90
Total:	**4,988**	**$799,947,085.67**	**100.00**	**356**	**39.36**	**7.464**	**594**	**78.17**

DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.500 - 3.749	1	$135,844.00	0.02	359	17.00	5.250	773	40.60
3.750 - 3.999	1	99,890.54	0.01	359	49.00	5.500	782	74.58
4.000 - 4.249	2	464,295.64	0.06	359	44.04	5.548	717	73.06
4.250 - 4.499	2	368,627.81	0.05	359	27.39	5.988	644	87.14
4.500 - 4.749	15	2,271,241.15	0.28	348	28.33	5.984	720	71.25
4.750 - 4.999	130	24,612,070.15	3.08	353	37.47	5.977	727	81.24
5.000 - 5.249	210	40,001,085.51	5.00	357	38.29	6.306	684	81.73
5.250 - 5.499	216	45,439,215.78	5.68	354	38.94	6.323	664	82.64
5.500 - 5.749	292	55,749,676.99	6.97	357	38.51	6.555	644	81.99
5.750 - 5.999	448	78,541,023.33	9.82	355	39.43	6.720	617	80.36
6.000 - 6.249	1,564	244,800,265.42	30.60	355	38.94	7.342	590	80.25
6.250 - 6.499	471	76,924,003.14	9.62	357	39.03	7.927	569	78.41
6.500 - 6.749	983	143,493,149.76	17.94	357	41.18	8.522	545	75.33
6.750 - 6.999	653	87,046,696.45	10.88	357	39.94	8.517	536	67.78
Total:	**4,988**	**$799,947,085.67**	**100.00**	**356**	**39.36**	**7.464**	**594**	**78.17**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
November 2005	4	$507,964.32	0.06	353	36.53	9.963	558	77.22
December 2005	179	22,718,633.09	2.84	346	40.95	8.786	587	78.40
January 2006	30	3,860,657.34	0.48	352	41.97	8.674	589	80.66
February 2006	9	1,018,955.09	0.13	356	43.08	8.704	574	77.55
March 2006	2	285,867.33	0.04	357	38.17	7.610	518	75.72
April 2006	79	12,037,859.02	1.50	354	37.52	8.065	572	81.05
May 2006	4,677	758,616,876.48	94.83	356	39.34	7.405	595	78.11
June 2006	8	900,273.00	0.11	325	30.53	7.796	602	80.85
Total:	**4,988**	**$799,947,085.67**	**100.00**	**356**	**39.36**	**7.464**	**594**	**78.17**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	4,988	$799,947,085.67	100	356	39.36	7.464	594	78.17
Total:	**4,988**	**$799,947,085.67**	**100**	**356**	**39.36**	**7.464**	**594**	**78.17**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	4,988	$799,947,085.67	100	356	39.36	7.464	594	78.17
Total:	**4,988**	**$799,947,085.67**	**100**	**356**	**39.36**	**7.464**	**594**	**78.17**

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	5,671	
Aggregate Current Principal Balance:	$827,644,425.36	
Average Current Principal Balance:	$145,943.29	$59,658.09 - $599,482.40
Aggregate Original Principal Balance:	$828,485,460.00	
Average Original Principal Balance:	$146,091.60	$60,000.00 - $599,999.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.419%	5.200% - 13.150%
Wtd. Avg. Original Term (months):	352	120 - 360
Wtd. Avg. Remaining Term (months):	351	118 - 360
Wtd. Avg. Margin (ARM Loans Only):	6.040%	3.551% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.516%	11.200% - 19.150%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.516%	5.200% - 13.150%
Wtd. Avg. Original LTV:	77.60%	12.00% - 95.00%
Wtd. Avg. Borrower FICO:	605	500 - 822
Geographic Distribution (Top 5):	CA 20.27%	
	FL 11.70%	
	NY 7.71%	
	MA 6.01%	
	MD 4.65%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Fixed Rate	1,177	$167,551,210.44	20.24	335	36.83	7.038	654	76.53
ARM - 2 Year/6 Month	4,494	660,093,214.92	79.76	355	39.32	7.516	592	77.86
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,818	$142,656,901.00	17.22	344	37.11	8.304	590	74.78
100,000.01 - 150,000.00	1,607	198,939,387.00	24.01	349	38.43	7.525	600	78.45
150,000.01 - 200,000.00	1,082	188,355,116.00	22.73	352	39.03	7.272	606	77.42
200,000.01 - 250,000.00	610	136,169,981.00	16.44	355	39.33	7.095	609	78.21
250,000.01 - 300,000.00	363	99,241,168.00	11.98	355	40.43	7.006	612	78.53
300,000.01 - 350,000.00	161	50,983,908.00	6.15	357	39.00	6.863	626	79.36
350,000.01 - 400,000.00	19	7,080,750.00	0.85	359	42.95	7.137	621	77.70
400,000.01 - 450,000.00	7	2,928,750.00	0.35	359	39.36	6.519	658	81.08
450,000.01 - 500,000.00	1	472,500.00	0.06	359	43.00	6.450	656	89.15
500,000.01 - 550,000.00	2	1,057,000.00	0.13	359	47.00	6.897	598	74.96
550,000.01 - 600,000.00	1	599,999.00	0.07	359	29.00	6.750	631	51.06
Total:	**5,671**	**$828,485,460.00**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

* Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,820	$142,709,293.86	17.24	344	37.10	8.303	590	74.80
100,000.01 - 150,000.00	1,606	198,671,986.22	24.00	349	38.45	7.525	601	78.46
150,000.01 - 200,000.00	1,081	188,020,052.33	22.72	352	39.03	7.272	606	77.41
200,000.01 - 250,000.00	611	136,294,260.84	16.47	355	39.35	7.096	608	78.21
250,000.01 - 300,000.00	362	98,888,559.53	11.95	355	40.41	7.005	612	78.54
300,000.01 - 350,000.00	161	50,932,689.55	6.15	357	39.00	6.863	626	79.36
350,000.01 - 400,000.00	19	7,073,817.39	0.85	359	42.95	7.137	621	77.69
400,000.01 - 450,000.00	7	2,926,099.36	0.35	359	39.36	6.519	658	81.08
450,000.01 - 500,000.00	1	472,068.68	0.06	359	43.00	6.450	656	89.15
500,000.01 - 550,000.00	2	1,056,115.20	0.13	359	47.00	6.897	598	74.96
550,000.01 - 600,000.00	1	599,482.40	0.07	359	29.00	6.750	631	51.06
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	19	$1,945,249.06	0.24	119	30.58	6.969	681	71.05
121 - 180	155	17,500,720.85	2.11	179	34.96	7.097	641	73.51
181 - 240	170	20,260,419.31	2.45	239	35.50	7.263	624	71.85
241 - 300	32	3,589,161.31	0.43	299	37.05	6.989	653	75.67
301 - 360	5,295	784,348,874.83	94.77	359	39.01	7.434	603	77.86
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	61	$12,354,388.60	1.49	350	35.12	5.334	706	74.35
5.500 - 5.999	531	98,570,338.99	11.91	350	37.51	5.823	671	75.64
6.000 - 6.499	547	96,290,533.13	11.63	349	37.72	6.256	644	76.91
6.500 - 6.999	1,120	178,134,344.73	21.52	350	38.1	6.778	622	79.32
7.000 - 7.499	505	76,852,133.83	9.29	351	38.46	7.254	587	76.52
7.500 - 7.999	1,005	142,979,331.86	17.28	352	39.51	7.763	578	78.41
8.000 - 8.499	389	52,018,044.73	6.29	353	40.24	8.257	571	77.77
8.500 - 8.999	711	87,169,393.35	10.53	354	40.06	8.762	564	77.39
9.000 - 9.499	198	21,917,676.96	2.65	351	40.67	9.238	554	75.01
9.500 - 9.999	329	34,790,413.18	4.20	354	40.26	9.767	554	77.81
10.000 - 10.499	87	9,079,830.38	1.10	354	41.3	10.243	560	78.61
10.500 - 10.999	107	10,258,091.70	1.24	348	41.46	10.747	549	78.59
11.000 - 11.499	37	3,036,212.03	0.37	356	40.31	11.274	541	76.84
11.500 - 11.999	24	2,108,446.78	0.25	354	41.62	11.704	550	78.73
12.000 - 12.499	12	1,256,179.65	0.15	358	40.01	12.191	547	78.16
12.500 - 12.999	5	482,064.04	0.06	357	40.39	12.590	524	70.43
13.000 - 13.499	3	347,001.42	0.04	357	34.2	13.076	582	75.90
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
25.00 <=	19	$1,865,850.56	0.23	339	32.64	7.245	635	20.65
25.01 - 30.00	19	1,853,933.17	0.22	338	31.77	7.039	608	27.33
30.01 - 35.00	21	2,508,113.43	0.30	337	33.27	6.439	657	32.76
35.01 - 40.00	40	5,105,861.58	0.62	335	39.15	6.736	646	37.88
40.01 - 45.00	58	7,718,311.88	0.93	345	36.79	7.076	603	42.79
45.01 - 50.00	88	11,702,202.64	1.41	338	34.60	6.959	627	47.77
50.01 - 55.00	125	17,064,065.07	2.06	344	35.72	7.408	603	52.72
55.01 - 60.00	266	35,725,521.88	4.32	347	38.10	7.674	575	58.19
60.01 - 65.00	249	34,939,590.14	4.22	345	37.74	7.228	602	63.02
65.01 - 70.00	364	53,850,550.85	6.51	351	37.79	7.367	594	68.02
70.01 - 75.00	974	131,183,164.58	15.85	353	39.76	7.783	576	73.61
75.01 - 80.00	938	136,815,575.31	16.53	350	37.86	7.248	609	78.66
80.01 - 85.00	1,043	161,183,800.51	19.48	355	39.61	7.652	597	83.67
85.01 - 90.00	1,375	211,355,805.89	25.54	353	39.34	7.236	625	89.13
90.01 - 95.00	92	14,772,077.87	1.78	347	41.40	6.921	684	93.45
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R5

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	322	$40,266,263.53	4.87	354	40.92	8.557	509	67.79
520 - 539	653	88,619,408.51	10.71	356	41.40	8.607	529	74.42
540 - 559	698	97,326,887.43	11.76	353	39.75	8.150	550	76.94
560 - 579	778	106,406,256.02	12.86	355	38.80	7.753	569	78.43
580 - 599	613	88,060,303.09	10.64	353	38.80	7.655	589	78.88
600 - 619	573	85,362,565.48	10.31	354	38.88	7.329	609	78.85
620 - 639	541	79,705,686.40	9.63	350	37.96	6.971	630	79.53
640 - 659	496	80,618,948.37	9.74	348	38.21	6.702	649	80.60
660 - 679	347	57,201,754.39	6.91	345	37.99	6.403	669	78.83
680 - 699	281	45,974,162.99	5.55	347	37.83	6.379	689	77.99
700 - 719	153	23,179,468.67	2.80	345	35.37	6.358	708	79.37
720 - 739	104	16,377,251.44	1.98	338	36.92	6.093	729	76.36
740 - 759	54	8,646,822.08	1.04	338	34.36	6.182	748	75.14
760 - 779	30	5,032,086.55	0.61	337	31.66	5.882	770	70.03
780 - 799	23	4,021,731.57	0.49	340	35.58	5.993	788	74.75
800 - 819	4	658,965.51	0.08	334	33.44	6.580	803	75.80
820 - 839	1	185,863.33	0.02	359	48.00	7.550	822	54.93
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

DESCRIPTION OF THE GROUP I COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	392	$51,425,066.98	6.21	348	15.15	7.384	618	74.18
20.01 - 25.00	375	48,067,692.30	5.81	341	23.31	7.241	612	76.28
25.01 - 30.00	542	76,038,664.56	9.19	349	28.11	7.240	610	75.72
30.01 - 35.00	678	96,406,893.81	11.65	351	33.06	7.283	608	77.58
35.01 - 40.00	873	130,096,355.36	15.72	351	38.08	7.297	610	77.45
40.01 - 45.00	1,057	157,465,843.88	19.03	353	43.08	7.447	604	78.59
45.01 - 50.00	1,404	216,340,451.22	26.14	353	48.12	7.371	607	79.15
50.01 - 55.00	350	51,803,457.25	6.26	357	53.11	8.560	545	75.84
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	842	$167,749,822.52	20.27	355	38.85	6.806	612	73.25
Florida	791	96,846,158.84	11.70	351	39.06	7.575	594	78.63
New York	303	63,809,430.97	7.71	350	40.13	7.570	607	72.64
Massachusetts	260	49,710,733.34	6.01	356	38.73	7.189	605	74.18
Maryland	242	38,477,881.77	4.65	349	38.61	7.445	598	79.44
Illinois	248	36,427,131.44	4.40	349	39.02	7.775	605	80.20
Michigan	285	35,048,671.72	4.23	357	39.30	7.452	600	81.20
Texas	322	32,643,706.01	3.94	339	39.10	8.354	592	76.56
Pennsylvania	246	29,023,544.42	3.51	343	39.33	7.525	603	78.92
Minnesota	183	28,113,728.44	3.40	351	38.52	7.343	608	80.50
Connecticut	146	24,078,983.26	2.91	353	39.10	7.209	608	77.82
Georgia	157	18,912,276.39	2.29	350	37.49	8.625	594	81.88
Washington	104	17,935,208.91	2.17	356	39.11	7.217	620	80.91
Ohio	150	16,596,821.37	2.01	355	38.39	7.675	592	80.86
Rhode Island	88	14,769,374.15	1.78	355	38.36	7.019	613	76.75
Colorado	92	14,280,056.12	1.73	358	39.13	7.064	616	81.06
Wisconsin	110	13,789,373.78	1.67	344	38.48	7.770	619	80.98
Indiana	127	12,487,342.02	1.51	353	34.87	7.708	600	82.52
Missouri	109	12,201,450.23	1.47	351	37.70	7.567	604	81.61
Tennessee	99	10,821,650.19	1.31	346	36.54	7.602	599	83.64
Alabama	88	8,839,588.91	1.07	346	38.43	8.313	596	82.17
New Hampshire	53	8,646,000.27	1.04	353	38.76	7.013	596	75.82
Nevada	47	8,214,247.32	0.99	352	38.55	7.176	624	80.66
Arizona	60	7,286,187.12	0.88	350	37.25	7.286	605	82.20
Maine	55	7,169,481.12	0.87	347	38.51	7.413	613	78.00
North Carolina	62	7,141,890.34	0.86	355	40.59	8.798	579	81.28
Louisiana	54	5,823,149.02	0.70	349	39.13	7.928	591	81.31
Oklahoma	55	5,405,848.53	0.65	341	36.54	7.698	604	83.19
Kansas	38	4,132,833.88	0.50	352	41.47	7.568	631	84.76
Hawaii	18	4,029,107.76	0.49	351	35.70	7.000	615	77.91

* Geographic Distribution continued on the next page.

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Mississippi	41	$3,996,385.20	0.48	330	39.10	7.909	602	78.34
Delaware	25	3,711,967.25	0.45	341	37.23	7.306	606	81.72
Utah	24	3,143,338.43	0.38	359	40.28	7.463	594	80.88
Oregon	20	2,960,568.33	0.36	342	35.47	6.817	641	79.83
South Carolina	25	2,778,864.69	0.34	335	36.01	8.538	605	75.32
Arkansas	21	2,053,214.21	0.25	352	38.37	8.188	621	82.57
Iowa	21	1,994,280.32	0.24	353	39.25	8.726	572	83.19
Nebraska	20	1,707,892.68	0.21	345	38.40	7.882	612	85.81
New Jersey	6	1,314,958.78	0.16	354	41.80	7.799	612	82.68
Kentucky	13	1,308,825.55	0.16	346	40.20	7.751	595	81.69
Wyoming	9	1,028,787.21	0.12	351	38.19	7.384	644	82.04
Idaho	3	359,215.15	0.04	324	46.79	8.019	587	79.80
Alaska	2	287,033.74	0.03	273	37.27	6.096	676	82.45
New Mexico	2	183,489.24	0.02	354	45.06	8.294	590	85.23
Vermont	2	169,488.65	0.02	359	40.96	8.291	593	52.59
South Dakota	2	158,690.49	0.02	359	34.07	7.753	571	85.08
Montana	1	75,745.28	0.01	179	41.00	6.300	699	64.41
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	5,452	$797,982,679.96	96.42	351	38.98	7.405	604	77.65
Non-Owner Occupied	169	22,748,344.24	2.75	351	32.92	7.764	632	74.36
Second Home	50	6,913,401.16	0.84	356	38.49	7.966	623	81.87
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

* Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	4,204	$610,599,882.71	73.78	350	38.78	7.299	606	78.58
Stated Documentation	839	120,489,517.81	14.56	356	38.88	7.957	606	72.22
Limited Documentation	628	96,555,024.84	11.67	354	38.95	7.513	596	78.08
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance – Cashout**	5,238	$767,098,553.55	92.68	351	38.81	7.424	604	77.39
Refinance - Rate Term***	422	59,000,695.72	7.13	352	38.92	7.342	613	80.13
Purchase	11	1,545,176.09	0.19	359	37.86	8.268	592	84.77
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	1,325	$185,012,783.75	22.35	353	38.77	7.419	584	79.91
3A	408	61,112,379.91	7.38	353	39.02	7.119	614	78.83
4A	423	63,734,945.41	7.70	350	38.12	6.792	632	80.49
5A	420	69,677,740.92	8.42	347	38.37	6.623	649	81.83
6A	315	52,741,763.16	6.37	345	37.96	6.329	669	79.45
7A	362	58,034,418.06	7.01	346	37.33	6.361	692	78.50
8A	263	41,946,617.69	5.07	339	35.26	6.102	742	75.60
A	470	69,368,831.82	8.38	354	37.69	7.969	577	79.00
B	950	131,291,237.60	15.86	355	41.39	8.550	546	75.98
C	612	78,783,584.25	9.52	355	40.15	8.462	540	69.76
D	123	15,940,122.79	1.93	356	37.96	8.641	527	57.61
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	4,883	$700,376,322.70	84.62	351	38.69	7.442	603	77.81
Two - Four Family	250	53,317,609.04	6.44	356	40.13	7.263	623	73.39
Condominium	230	35,950,255.34	4.34	353	39.55	6.969	618	79.43
Pud Detached	149	21,551,281.47	2.60	349	38.8	7.566	600	79.20
Manufactured/Mobile Home	89	8,381,119.50	1.01	348	36.65	7.773	604	72.28
Single Family Attached	53	5,692,994.80	0.69	346	39.22	7.947	595	79.30
PUD Attached	17	2,374,842.51	0.29	351	39.88	7.262	606	82.21
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

DESCRIPTION OF THE GROUP I COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	1,672	$238,409,371.82	28.81	350	39.65	7.914	599	77.23
12	172	31,762,853.59	3.84	344	37.76	6.933	639	73.59
24	8	1,256,172.97	0.15	358	31.12	8.389	620	83.21
30	12	2,516,285.84	0.30	359	39.01	8.003	584	86.26
36	3,807	553,699,741.14	66.90	352	38.53	7.230	605	77.93
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming Balance	5,671	$827,644,425.36	100.00	351	38.81	7.419	605	77.60
Total:	**5,671**	**$827,644,425.36**	**100.00**	**351**	**38.81**	**7.419**	**605**	**77.60**

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.000 - 11.499	60	$12,151,513.01	1.84	350	35.37	5.332	705	74.76
11.500 - 11.999	414	76,323,450.41	11.56	354	38.29	5.814	656	77.98
12.000 - 12.499	358	63,673,332.22	9.65	354	38.36	6.263	625	78.64
12.500 - 12.999	773	126,328,785.14	19.14	357	38.55	6.786	606	78.97
13.000 - 13.499	393	62,401,206.46	9.45	355	38.71	7.255	576	75.69
13.500 - 13.999	844	122,585,827.31	18.57	355	40.07	7.767	570	78.11
14.000 - 14.499	336	45,443,771.98	6.88	357	40.30	8.261	567	77.71
14.500 - 14.999	612	76,490,681.35	11.59	356	40.19	8.768	561	77.63
15.000 - 15.499	171	19,392,491.79	2.94	354	40.78	9.237	552	75.37
15.500 - 15.999	282	30,701,535.27	4.65	357	40.58	9.768	552	78.24
16.000 - 16.499	80	8,547,708.76	1.29	354	41.30	10.247	560	78.79
16.500 - 16.999	95	9,170,622.47	1.39	353	41.81	10.741	546	78.33
17.000 - 17.499	34	2,812,266.62	0.43	358	41.20	11.271	542	77.09
17.500 - 17.999	22	1,984,777.02	0.30	358	42.35	11.695	551	78.67
18.000 - 18.499	12	1,256,179.65	0.19	358	40.01	12.191	547	78.16
18.500 - 18.999	5	482,064.04	0.07	357	40.39	12.590	524	70.43
19.000 - 19.499	3	347,001.42	0.05	357	34.20	13.076	582	75.90
Total:	**4,494**	**$660,093,214.92**	**100.00**	**355**	**39.32**	**7.516**	**592**	**77.86**

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	60	$12,151,513.01	1.84	350	35.37	5.332	705	74.76
5.500 - 5.999	414	76,323,450.41	11.56	354	38.29	5.814	656	77.98
6.000 - 6.499	358	63,673,332.22	9.65	354	38.36	6.263	625	78.64
6.500 - 6.999	773	126,328,785.14	19.14	357	38.55	6.786	606	78.97
7.000 - 7.499	393	62,401,206.46	9.45	355	38.71	7.255	576	75.69
7.500 - 7.999	844	122,585,827.31	18.57	355	40.07	7.767	570	78.11
8.000 - 8.499	336	45,443,771.98	6.88	357	40.30	8.261	567	77.71
8.500 - 8.999	612	76,490,681.35	11.59	356	40.19	8.768	561	77.63
9.000 - 9.499	171	19,392,491.79	2.94	354	40.78	9.237	552	75.37
9.500 - 9.999	282	30,701,535.27	4.65	357	40.58	9.768	552	78.24
10.000 - 10.499	80	8,547,708.76	1.29	354	41.30	10.247	560	78.79
10.500 - 10.999	95	9,170,622.47	1.39	353	41.81	10.741	546	78.33
11.000 - 11.499	34	2,812,266.62	0.43	358	41.20	11.271	542	77.09
11.500 - 11.999	22	1,984,777.02	0.30	358	42.35	11.695	551	78.67
12.000 - 12.499	12	1,256,179.65	0.19	358	40.01	12.191	547	78.16
12.500 - 12.999	5	482,064.04	0.07	357	40.39	12.590	524	70.43
13.000 - 13.499	3	347,001.42	0.05	357	34.20	13.076	582	75.90
Total:	**4,494**	**$660,093,214.92**	**100.00**	**355**	**39.32**	**7.516**	**592**	**77.86**

DESCRIPTION OF THE GROUP I COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.500 - 3.749	1	$135,844.00	0.02	359	17.00	5.250	773	40.60
3.750 - 3.999	1	99,890.54	0.02	359	49.00	5.500	782	74.58
4.000 - 4.249	2	464,295.64	0.07	359	44.04	5.548	717	73.06
4.250 - 4.499	2	368,627.81	0.06	359	27.39	5.988	644	87.14
4.500 - 4.749	14	2,071,397.18	0.31	346	29.23	5.862	718	70.25
4.750 - 4.999	113	17,908,984.30	2.71	351	36.50	6.012	726	80.03
5.000 - 5.249	192	32,659,905.05	4.95	356	38.78	6.327	683	81.43
5.250 - 5.499	183	32,335,596.16	4.90	352	38.15	6.311	664	81.77
5.500 - 5.749	257	43,066,534.25	6.52	356	39.01	6.547	643	82.02
5.750 - 5.999	404	63,289,788.07	9.59	355	38.69	6.748	617	79.90
6.000 - 6.249	1,436	206,901,194.85	31.34	355	38.97	7.383	590	80.00
6.250 - 6.499	426	63,167,706.93	9.57	356	38.68	7.970	569	78.60
6.500 - 6.749	874	121,233,730.16	18.37	356	41.38	8.545	545	75.55
6.750 - 6.999	589	76,389,719.98	11.57	356	39.91	8.495	536	67.69
Total:	**4,494**	**$660,093,214.92**	**100.00**	**355**	**39.32**	**7.516**	**592**	**77.86**

DESCRIPTION OF THE GROUP I COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
November 2005	4	$507,964.32	0.08	353	36.53	9.963	558	77.22
December 2005	157	18,904,748.30	2.86	346	41.23	8.860	582	78.68
January 2006	29	3,792,810.62	0.57	352	41.82	8.651	590	80.58
February 2006	8	959,087.98	0.15	356	43.78	8.686	575	78.57
March 2006	2	285,867.33	0.04	357	38.17	7.610	518	75.72
April 2006	76	10,790,283.02	1.63	353	38.89	8.140	565	80.48
May 2005	4,210	623,952,180.35	94.52	356	39.26	7.454	593	77.77
June 2006	8	900,273.00	0.14	325	30.53	7.796	602	80.85
Total:	**4,494**	**$660,093,214.92**	**100.00**	**355**	**39.32**	**7.516**	**592**	**77.86**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	4,494	$660,093,214.92	100.00	355	39.32	7.516	592	77.86
Total:	**4,494**	**$660,093,214.92**	**100.00**	**355**	**39.32**	**7.516**	**592**	**77.86**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	4,494	$660,093,214.92	100	355	39.32	7.516	592	77.86
Total:	**4,494**	**$660,093,214.92**	**100**	**355**	**39.32**	**7.516**	**592**	**77.86**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	603	
Aggregate Current Principal Balance:	$172,355,983.67	
Average Current Principal Balance:	$285,830.82	$56,236.41 - $748,732.20
Aggregate Original Principal Balance:	$172,531,880.00	
Average Original Principal Balance:	$286,122.52	$60,000.00 - $749,500.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.133%	5.200% - 12.650%
Wtd. Avg. Original Term (months):	357	120 - 360
Wtd. Avg. Remaining Term (months):	356	119 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.923%	4.748% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.218%	11.200% - 18.650%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.218%	5.200% - 12.650%
Wtd. Avg. Original LTV:	79.59%	25.78% - 95.00%
Wtd. Avg. Borrower FICO:	616	500 - 786
Geographic Distribution (Top 5):	CA 42.78%	
	NY 8.31%	
	FL 6.97%	
	MA 5.16%	
	MD 4.91%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Fixed Rate	109	$32,502,112.92	18.86	348	38.46	6.765	668	79.44
ARM - 2 Year/6 Month	494	139,853,870.75	81.14	358	39.59	7.218	604	79.63
Total:	**603**	**$172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	118	$9,024,133.00	5.23	340	38.33	8.898	573	74.98
100,000.01 - 150,000.00	90	11,231,129.00	6.51	352	40.24	8.541	569	78.69
150,000.01 - 200,000.00	45	7,783,836.00	4.51	359	40.63	8.221	566	75.75
200,000.01 - 250,000.00	21	4,643,356.00	2.69	359	41.37	8.071	556	79.21
250,000.01 - 300,000.00	5	1,357,350.00	0.79	358	43.06	7.791	603	83.28
300,000.01 - 350,000.00	49	16,539,581.00	9.59	359	39.88	6.891	626	80.15
350,000.01 - 400,000.00	112	41,826,588.00	24.24	355	38.99	6.987	620	80.76
400,000.01 - 450,000.00	59	25,155,415.00	14.58	359	39.68	6.569	639	82.08
450,000.01 - 500,000.00	38	18,031,855.00	10.45	359	40.38	6.685	622	79.18
500,000.01 - 550,000.00	27	14,227,153.00	8.25	359	39.64	6.950	645	81.76
550,000.01 - 600,000.00	38	21,961,984.00	12.73	354	37.25	6.697	622	76.98
700,000.01 - 750,000.00	1	749,500.00	0.43	359	40.00	5.850	686	68.14
Total:	**603**	$172,531,880.00	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

* Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF CUT-OFF DATE PRINCIPAL BALANCES ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	118	$9,006,298.64	5.23	340	38.35	8.899	573	74.98
100,000.01 - 150,000.00	90	11,220,789.30	6.51	352	40.24	8.542	569	78.69
150,000.01 - 200,000.00	45	7,778,318.50	4.51	359	40.63	8.221	566	75.75
200,000.01 - 250,000.00	21	4,640,261.40	2.69	359	41.37	8.071	556	79.21
250,000.01 - 300,000.00	5	1,355,423.97	0.79	358	43.06	7.791	603	83.28
300,000.01 - 350,000.00	49	16,523,913.73	9.59	359	39.88	6.891	626	80.15
350,000.01 - 400,000.00	112	41,783,295.71	24.24	355	38.99	6.987	620	80.76
400,000.01 - 450,000.00	59	25,129,608.61	14.58	359	39.69	6.569	639	82.08
450,000.01 - 500,000.00	38	18,012,886.32	10.45	359	40.38	6.686	622	79.18
500,000.01 - 550,000.00	27	14,215,195.33	8.25	359	39.64	6.951	645	81.76
550,000.01 - 600,000.00	38	21,941,259.96	12.73	354	37.25	6.697	622	76.98
700,000.01 - 750,000.00	1	748,732.20	0.43	359	40.00	5.850	686	68.14
Total:	**603**	**$172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	2	$125,961.11	0.07	119	27.89	9.426	626	69.47
121 - 180	8	1,255,351.21	0.73	179	38.48	7.168	667	77.50
181 - 240	12	1,870,560.57	1.09	238	26.58	7.013	646	76.20
241 - 300	2	452,244.12	0.26	299	42.31	7.081	671	87.07
301 - 360	579	168,651,866.66	97.85	359	39.53	7.132	615	79.63
Total:	**603**	**$172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

RANGE OF GROSS INTEREST RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	12	$4,931,014.05	2.86	359	40.94	5.337	683	81.26
5.500 - 5.999	78	33,205,396.59	19.27	356	38.81	5.810	674	79.57
6.000 - 6.499	51	21,975,023.14	12.75	354	39.61	6.250	651	82.06
6.500 - 6.999	71	30,642,806.73	17.78	357	39.02	6.744	620	80.67
7.000 - 7.499	84	23,107,953.89	13.41	357	38.72	7.250	588	76.92
7.500 - 7.999	101	24,055,556.71	13.96	356	39.00	7.723	587	80.71
8.000 - 8.499	43	9,442,592.59	5.48	356	38.19	8.233	577	77.74
8.500 - 8.999	73	12,123,274.18	7.03	353	40.42	8.732	567	78.55
9.000 - 9.499	15	2,685,101.36	1.56	359	39.00	9.313	570	79.15
9.500 - 9.999	40	5,864,487.01	3.40	353	42.91	9.737	549	76.40
10.000 - 10.499	6	1,271,565.65	0.74	359	47.36	10.244	522	79.26
10.500 - 10.999	18	1,781,488.86	1.03	355	43.16	10.647	549	77.54
11.000 - 11.499	5	450,996.86	0.26	338	40.40	11.284	541	77.82
11.500 - 11.999	2	182,942.34	0.11	359	29.75	11.566	538	63.04
12.000 - 12.499	3	527,860.43	0.31	359	46.27	12.358	528	74.41
12.500 - 12.999	1	107,923.28	0.06	359	44.00	12.650	542	85.00
Total:	**603**	**$172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
25.01 - 30.00	2	$205,862.02	0.12	359	36.61	8.067	545	25.91
30.01 - 35.00	2	452,627.20	0.26	359	41.75	7.049	562	31.29
35.01 - 40.00	4	1,054,561.95	0.61	359	37.45	6.647	632	36.01
40.01 - 45.00	2	328,794.32	0.19	359	43.82	8.453	561	43.02
45.01 - 50.00	9	1,555,997.65	0.90	343	39.84	7.448	562	47.00
50.01 - 55.00	12	3,391,957.54	1.97	359	35.91	7.112	582	53.00
55.01 - 60.00	22	4,243,291.26	2.46	357	35.43	7.744	595	58.04
60.01 - 65.00	24	8,048,485.33	4.67	357	40.21	7.199	598	63.42
65.01 - 70.00	32	10,097,688.31	5.86	359	37.33	6.901	621	67.81
70.01 - 75.00	100	21,722,185.56	12.60	351	40.09	7.934	568	73.64
75.01 - 80.00	84	27,704,748.87	16.07	354	37.52	6.787	618	78.60
80.01 - 85.00	120	33,450,785.49	19.41	357	38.95	7.226	611	83.78
85.01 - 90.00	178	56,360,789.87	32.70	358	40.99	6.939	639	89.10
90.01 - 95.00	12	3,738,208.30	2.17	359	39.66	6.788	685	93.77
Total:	**603**	**$172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	38	6,498,073.62	3.77	358	43.54	8.734	509	69.36
520 - 539	84	16,557,456.04	9.61	357	39.28	8.444	529	74.02
540 - 559	83	17,212,790.22	9.99	356	42.36	7.958	550	74.02
560 - 579	53	14,162,623.93	8.22	358	40.68	7.617	569	77.95
580 - 599	64	19,836,763.59	11.51	355	37.55	7.417	588	78.18
600 - 619	51	15,197,139.51	8.82	355	37.54	7.063	610	83.62
620 - 639	61	20,055,624.68	11.64	359	40.91	6.754	629	83.53
640 - 659	52	18,303,586.91	10.62	357	37.15	6.589	648	83.60
660 - 679	44	16,150,559.77	9.37	358	39.70	6.449	669	82.73
680 - 699	24	9,550,055.60	5.54	357	36.52	6.322	687	83.17
700 - 719	19	6,982,088.68	4.05	356	39.80	6.084	711	83.44
720 - 739	17	6,892,102.44	4.00	337	41.24	5.968	730	76.06
740 - 759	7	2,343,517.35	1.36	355	42.41	5.786	749	84.54
760 - 779	5	2,210,987.41	1.28	338	31.04	5.986	770	73.80
780 - 799	1	402,613.92	0.23	359	31.00	6.200	786	94.82
Total:	**603**	**172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

DESCRIPTION OF THE GROUP II COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	45	$13,220,713.30	7.67	347	11.27	7.066	620	77.35
20.01 - 25.00	28	8,557,897.62	4.97	359	23.05	6.841	633	79.57
25.01 - 30.00	37	9,948,326.31	5.77	357	28.02	6.989	614	76.78
30.01 - 35.00	67	17,214,227.86	9.99	355	33.05	7.167	621	80.97
35.01 - 40.00	84	23,686,420.00	13.74	357	38.19	7.018	622	78.43
40.01 - 45.00	120	34,483,150.31	20.01	354	43.20	7.242	610	79.15
45.01 - 50.00	179	53,876,636.15	31.26	358	48.18	7.062	618	81.36
50.01 - 55.00	43	11,368,612.12	6.60	358	53.04	7.746	588	77.94
Total:	**603**	**$172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	170	$73,728,637.50	42.78	358	39.14	6.598	631	79.82
New York	42	14,329,290.91	8.31	354	40.63	7.233	622	80.04
Florida	70	12,015,629.41	6.97	357	41.42	7.823	589	80.24
Massachusetts	29	8,889,354.52	5.16	357	35.49	7.044	619	78.93
Maryland	34	8,455,899.37	4.91	355	40.00	7.547	596	81.67
Illinois	30	7,192,165.26	4.17	358	37.42	7.287	629	78.34
Connecticut	19	5,428,025.80	3.15	359	38.73	7.180	617	76.40
Washington	12	4,462,706.86	2.59	359	41.79	7.177	617	80.66
Texas	29	4,027,592.49	2.34	345	42.53	8.442	559	72.25
Pennsylvania	15	3,854,607.19	2.24	331	39.69	7.135	610	77.99
Georgia	19	3,670,500.03	2.13	359	38.82	8.289	585	83.14
Minnesota	15	3,477,201.98	2.02	359	40.35	7.519	577	81.47
Colorado	10	3,276,399.67	1.90	358	36.06	7.402	606	75.11
Michigan	13	3,048,291.00	1.77	359	41.00	7.450	602	80.09
Ohio	11	1,980,869.35	1.15	329	32.62	7.449	621	84.25
Rhode Island	10	1,775,788.37	1.03	359	39.83	8.211	544	70.71
Tennessee	8	1,595,398.62	0.93	346	36.01	7.078	637	87.56
Nevada	3	1,145,943.32	0.66	359	46.92	7.032	629	81.35
Missouri	8	1,113,407.22	0.65	358	37.14	8.044	550	68.46
Indiana	7	1,078,162.08	0.63	359	39.10	7.842	632	81.90
Arizona	3	1,024,064.12	0.59	359	39.33	8.243	595	86.72
Mississippi	5	821,763.69	0.48	338	41.40	8.114	583	86.65
New Jersey	2	758,245.46	0.44	354	45.00	8.225	640	78.95
South Carolina	3	656,562.32	0.38	320	44.89	7.275	633	72.87
Wisconsin	5	478,203.94	0.28	358	25.54	8.834	590	83.38
Louisiana	3	470,017.27	0.27	307	41.65	7.452	704	85.07
New Hampshire	2	438,948.73	0.25	359	42.68	7.894	543	83.71
Alabama	5	436,724.59	0.25	358	37.38	9.438	616	80.42
Hawaii	2	433,682.41	0.25	359	47.99	7.580	562	75.73
Delaware	1	349,774.52	0.20	359	39.00	8.200	503	54.86
Oregon	2	294,022.99	0.17	359	47.47	8.628	575	87.37

* Geographic Distribution continued on the next page.

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Kansas	2	249,264.60	0.14	359	31.66	7.779	622	90.00
North Carolina	2	235,389.72	0.14	359	40.71	9.734	521	70.03
Maine	2	224,865.41	0.13	359	51.00	8.595	569	85.18
Kentucky	1	212,329.22	0.12	359	49.00	7.100	557	81.73
Utah	2	180,538.00	0.10	357	45.59	7.691	659	89.55
Iowa	1	149,933.50	0.09	359	52.00	9.990	514	75.00
Arkansas	2	148,423.55	0.09	359	43.48	9.572	595	84.76
Oklahoma	2	119,922.62	0.07	359	35.00	8.245	596	77.04
Vermont	1	67,464.66	0.04	354	12.00	8.990	609	75.00
Nebraska	1	59,971.40	0.03	359	27.00	9.650	617	74.07
Total:	**603**	**$172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	588	$169,906,283.63	98.58	356	39.49	7.122	615	79.58
Non-Owner Occupied	12	1,503,756.57	0.87	352	22.23	8.470	643	72.81
Second Home	3	945,943.47	0.55	359	45.88	6.940	667	91.61
Total:	**603**	**$172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

* Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	428	$125,007,046.74	72.53	356	39.14	7.016	619	80.6
Stated Documentation	100	24,404,400.11	14.16	355	41.16	7.714	603	73.32
Limited Documentation	75	22,944,536.82	13.31	358	38.78	7.152	615	80.74
Total:	**603**	**$172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance – Cashout**	568	$162,885,509.46	94.51	356	39.39	7.128	615	79.55
Refinance - Rate Term***	33	8,477,033.78	4.92	352	37.52	7.008	639	80.65
Purchase	2	993,440.43	0.58	359	52.70	9.040	578	78.10
Total:	**603**	**$172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R5

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	105	$30,232,585.94	17.54	356	38.30	7.152	587	79.50
3A	41	13,163,539.64	7.64	357	37.56	6.907	612	84.53
4A	51	17,354,025.01	10.07	359	41.97	6.681	631	84.11
5A	47	16,910,695.62	9.81	357	37.60	6.537	648	83.46
6A	41	15,191,882.99	8.81	358	40.41	6.451	669	82.83
7A	29	10,947,384.23	6.35	355	37.08	6.325	690	83.81
8A	42	16,747,587.73	9.72	347	39.01	5.940	735	78.91
A	51	15,039,112.77	8.73	357	41.06	7.731	575	77.75
B	119	24,072,304.60	13.97	357	39.90	8.397	541	74.08
C	68	11,483,621.66	6.66	355	40.82	8.707	532	70.59
D	9	1,213,243.48	0.70	353	41.73	8.739	515	58.01
Total:	**603**	**$172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	529	$153,077,604.84	88.81	356	39.19	7.136	617	79.69
Pud Detached	32	9,782,873.08	5.68	355	40.11	7.094	605	80.31
Condominium	20	4,730,787.07	2.74	355	41.62	7.095	615	84.43
Two - Four Family	15	4,118,570.35	2.39	356	41.84	6.986	604	69.22
Manufactured/Mobile Home	4	293,499.92	0.17	334	41.51	7.588	657	75.6
Single Family Attached	2	222,746.84	0.13	357	35.12	9.041	548	75.23
PUD Attached	1	129,901.57	0.08	359	47.00	7.400	612	77.38
Total:	**603**	**$172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	193	$50,227,474.26	29.14	356	38.75	7.549	616	78.77
12	25	7,703,718.10	4.47	350	40.17	7.136	623	78.61
24	4	1,680,574.24	0.98	359	45.42	7.398	588	79.25
30	1	157,427.29	0.09	359	47.00	9.80	523	75.00
36	380	112,586,789.78	65.32	356	39.50	6.939	616	80.04
Total:	**603**	**$172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming Balance	285	$35,862,419.15	20.81	352	40.30	8.456	570	77.70
Non-Conforming Balance	318	136,493,564.52	79.19	357	39.14	6.785	628	80.09
Total:	**603**	**$172,355,983.67**	**100.00**	**356**	**39.38**	**7.133**	**616**	**79.59**

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.000 - 11.499	12	$4,931,014.05	3.53	359	40.94	5.337	683	81.26
11.500 - 11.999	59	24,695,619.61	17.66	359	39.71	5.810	658	81.66
12.000 - 12.499	34	14,731,335.65	10.53	359	39.35	6.248	631	82.93
12.500 - 12.999	55	23,767,606.68	16.99	357	38.79	6.757	607	79.53
13.000 - 13.499	69	19,818,948.76	14.17	357	39.73	7.249	582	76.42
13.500 - 13.999	87	21,482,798.46	15.36	357	39.05	7.734	582	80.61
14.000 - 14.499	38	8,565,457.76	6.12	358	37.51	8.225	571	76.82
14.500 - 14.999	61	9,992,711.07	7.15	357	40.2	8.750	566	79.01
15.000 - 15.499	13	2,461,218.72	1.76	359	38.05	9.324	571	78.72
15.500 - 15.999	33	5,256,792.66	3.76	358	43.06	9.727	548	75.77
16.000 - 16.499	6	1,271,565.65	0.91	359	47.36	10.244	522	79.26
16.500 - 16.999	16	1,609,078.77	1.15	354	43.75	10.647	551	77.81
17.000 - 17.499	5	450,996.86	0.32	338	40.4	11.284	541	77.82
17.500 - 17.999	2	182,942.34	0.13	359	29.75	11.566	538	63.04
18.000 - 18.499	3	527,860.43	0.38	359	46.27	12.358	528	74.41
18.500 - 18.999	1	107,923.28	0.08	359	44.00	12.65	542	85
Total:	**494**	**$139,853,870.75**	**100**	**358**	**39.59**	**7.218**	**604**	**79.63**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	12	$4,931,014.05	3.53	359	40.94	5.337	683	81.26
5.500 - 5.999	59	24,695,619.61	17.66	359	39.71	5.810	658	81.66
6.000 - 6.499	34	14,731,335.65	10.53	359	39.35	6.248	631	82.93
6.500 - 6.999	55	23,767,606.68	16.99	357	38.79	6.757	607	79.53
7.000 - 7.499	69	19,818,948.76	14.17	357	39.73	7.249	582	76.42
7.500 - 7.999	87	21,482,798.46	15.36	357	39.05	7.734	582	80.61
8.000 - 8.499	38	8,565,457.76	6.12	358	37.51	8.225	571	76.82
8.500 - 8.999	61	9,992,711.07	7.15	357	40.20	8.750	566	79.01
9.000 - 9.499	13	2,461,218.72	1.76	359	38.05	9.324	571	78.72
9.500 - 9.999	33	5,256,792.66	3.76	358	43.06	9.727	548	75.77
10.000 - 10.499	6	1,271,565.65	0.91	359	47.36	10.244	522	79.26
10.500 - 10.999	16	1,609,078.77	1.15	354	43.75	10.647	551	77.81
11.000 - 11.499	5	450,996.86	0.32	338	40.40	11.284	541	77.82
11.500 - 11.999	2	182,942.34	0.13	359	29.75	11.566	538	63.04
12.000 - 12.499	3	527,860.43	0.38	359	46.27	12.358	528	74.41
12.500 - 12.999	1	107,923.28	0.08	359	44.00	12.650	542	85.00
Total:	**494**	**$139,853,870.75**	**100.00**	**358**	**39.59**	**7.218**	**604**	**79.63**

DESCRIPTION OF THE GROUP II COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
4.500 - 4.749	1	$199,843.97	0.14	359	19.00	7.250	737	81.63
4.750 - 4.999	17	6,703,085.85	4.79	357	40.07	5.882	731	84.48
5.000 - 5.249	18	7,341,180.46	5.25	359	36.10	6.213	689	83.06
5.250 - 5.499	33	13,103,619.62	9.37	359	40.89	6.350	664	84.77
5.500 - 5.749	35	12,683,142.74	9.07	358	36.80	6.583	646	81.90
5.750 - 5.999	44	15,251,235.26	10.91	356	42.51	6.606	621	82.28
6.000 - 6.249	128	37,899,070.57	27.10	357	38.78	7.120	593	81.63
6.250 - 6.499	45	13,756,296.21	9.84	358	40.61	7.730	569	77.53
6.500 - 6.749	109	22,259,419.60	15.92	357	40.10	8.395	540	74.12
6.750 - 6.999	64	10,656,976.47	7.62	358	40.12	8.679	530	68.43
Total:	**494**	**$139,853,870.75**	**100.00**	**358**	**39.59**	**7.218**	**604**	**79.63**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
December 2005	22	$3,813,884.79	2.73	349	39.56	8.42	613	77.05
January 2006	1	67,846.72	0.05	355	50.00	9.99	540	85.00
February 2006	1	59,867.11	0.04	356	32.00	8.99	568	61.22
April 2006	3	1,247,576.00	0.89	358	25.68	7.415	633	85.98
May 2006	467	134,664,696.13	96.29	358	39.72	7.18	603	79.65
Total:	**494**	**$139,853,870.75**	**100.00**	**358**	**39.59**	**7.218**	**604**	**79.63**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	494	$139,853,870.75	100.00	358	39.59	7.218	604	79.63
Total:	**494**	**$139,853,870.75**	**100.00**	**358**	**39.59**	**7.218**	**604**	**79.63**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	494	$139,853,870.75	100.00	358	39.59	7.218	604	79.63
Total:	**494**	**$139,853,870.75**	**100.00**	**358**	**39.59**	**7.218**	**604**	**79.63**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Credit Suisse First Boston

Asset Finance	
Brendan Keane	212-325-6459
Boris Grinberg	212-325-4375
Kenny Rosenberg	212-325-3587
Saumil Patel	212-325-5945
David O'Brien	212-325-9113
Syndicate / Trading	
Tricia Hazelwood	212-325-8549
Melissa Simmons	212-325-8549
Jim Drvostep	212-325-8549

Rating Agency Contacts

Standard & Poor's	
Venkat Veerubhotla	212-438-8457
Kyle Beauchamp	212-438-2505
Moody's	
Dhruv Mohindra	212-553-4143
Fitch	
Stephen Lei	212-908-0778